Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Financial Results for Second Quarter, 2015;
LOC Debt Reduced by $4 Million, Cash Holdings Increased by $5.5 Million;
Conference Call at 10am PDT (1pm EDT) on August 6, 2015

Vancouver, Canada – August 6, 2015 - Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) released today its financial results for the second quarter ended June 30, 2015. Endeavour owns and operates three underground silver-gold mines in Mexico: the Guanaceví mine in Durango state, and the Bolañitos and El Cubo mines in Guanajuato state.

The Company's financial performance in the Second Quarter, 2015 was lower compared to both the First Quarter, 2015 and the Second Quarter, 2014 as a result of lower precious metal prices and lower gold production. Operating costs were slightly higher quarter-on-quarter compared to the First Quarter, 2015 but substantially lower year-on-year compared to the Second Quarter, 2014.

Highlights of Second Quarter 2015 (Compared to Second Quarter 2014)

Financial

•	Net loss of $1.0 million(1) ($0.01 per share) compared to $0.3 million ($0.00 per share)
•	EBITDA(2) decreased 19% to $10.9 million
•	Cash flow from operations before working capital changes decreased 8% to $11.0 million
•	Mine operating cash flow before taxes(1) decreased 17% to $16.4 million
•	Revenue decreased 13% to $47.7 million
•	Realized silver price decreased 19% to $16.34 per ounce (oz) sold
•	Realized gold price decreased 9% to $1,191 per oz sold
•	Cash costs(2) decreased 13% to $8.60 per oz silver payable (net of gold credits)
•	All-in sustaining (AIS) costs decreased 18% to $16.86 per oz silver payable (net of gold credits)
•	On track to beat cash cost and AIS cost guidance for 2015
•	Working capital of $26.7 million after using free cash flow to reduce LOC debt by $4 million to $25 million and increase cash holdings by $5.5 million to $31.8 million

Operations

•     Silver production increased 8% to 1,805,569 oz, 35,828 oz more than previously reported
•     Gold production decreased 11% to 13,430 oz, 383 oz more than previously reported
•     Silver equivalent production increased 1% to 2.7 million oz (at a 70:1 silver:gold ratio)
•     On track to meet high end of silver production and low end of gold production guidance for 2015
•     Bullion inventory at quarter-end included 187,954 oz silver and 399 oz gold
•     Concentrate inventory at quarter-end included 76,099 oz silver and 926 oz gold
•     El Cubo mine expansion to 2,200 tpd completed on time and budget by the end of Q2, 2015
•     El Cubo production below plan at mid-year but expected to meet guidance by year-end
•     Guanaceví production above plan at mid-year and expected to beat guidance
•     Bolañitos production on plan at mid-year and expected to meet guidance
•     Terronera positive PEA published in May, PFS postponed until January 2016
•     El Cubo wins first place, Bolañitos wins second place in first aid and benchman mine rescue competitions out of 14 teams; El Cubo and Guanaceví move on to Mexican national competition

(1)
The Consolidated Interim Financial Statements and Management’s Discussion & Analysis can be viewed on the Company’s website at www.edrsilver.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov. All amounts are reported in US$

(2)	Mine operating cash flow, EBITDA, cash costs and all-in sustaining costs are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis

Endeavour CEO Bradford Cooke commented, "Our strong operational and financial performance in the Second Quarter, notwithstanding lower metal prices, allowed us to add $9.5 million in net cash to the balance sheet. We are also on track to meet our production guidance and beat cash cost and AIS cost guidance for 2015.

“Congratulations once again to our El Cubo management and workforce for delivering the 50% El Cubo mine expansion to 2,200 tpd in Q2, 2015 on time and budget! Q3, 2015 should see a decline in operating costs now that the mine expansion is complete. I would also like to recognize the stellar performances of all three of our mine rescue teams in the recent regional competitions in Mexico.

“We released a robust preliminary economic assessment in May for our new, high-grade Terronera mine project in Jalisco state. But with the metal prices still falling in July, management felt it prudent to slow our growth spending at Terronera so the pre-feasibility study has been postponed until January 2016.”

Operating Results

Subsequent to Endeavour’s news release on July 8, 2015 reporting second quarter production, it was determined that certain work-in-process ounces met the Company’s definition of produced ounces, resulting in an additional 35,828 silver ounces and 383 gold ounces produced from the El Cubo mine in the Second Quarter, 2015.

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	108,817	1,196	325	0.64	84.3%	86.9%	958,581	1,946
Bolañitos	106,148	1,166	131	1.72	84.2%	84.9%	376,305	4,982
El Cubo	156,780	1,723	112	1.51	83.4%	85.4%	470,683	6,502
Consolidated	371,745	4,085	180	1.32	84.0%	85.4%	1,805,569	13,430

At Guanaceví, quarterly production was higher than planned due to higher than estimated ore grades. In particular, an underground development heading at the Santa Cruz mine extended mineralization into a new, very high-grade area to the southeast and outside of the current resource. Guanaceví production was also above plan at mid-year and is expected to beat annual guidance. Guanaceví placed high in its regional mine rescue competitions and will participate in the Mexican national mine rescue competition. Drill results are expected shortly from the Porvenir Central and Santa Cruz Sur areas.

At Bolañitos, lower quarterly production was planned in the context of the scheduled production ramp-down to 1,000 tpd, only slightly impacted by the previously announced ball mill motor repair in June. Bolañitos production was on plan at mid-year and is expected to meet guidance. Development of and production from the new LL-Asunción vein continues to expand as it replaces ore from the Lucero veins. Bolañitos won second place in first aid and benchman regional mine rescue competitions out of 14 teams. Drill results are expected shortly from the La Joya, San Miguel and Gabriela veins.

At El Cubo, higher quarterly production was planned in the context of the scheduled production ramp-up to 2,200 tpd, which was completed on time and budget by the end of Q2, 2015. El Cubo production was below plan at mid-year but is expected to meet guidance by year-end. El Cubo processed 9,106 tonnes through the Bolañitos plant in June for total plant throughput of 59,667 tonnes in June. Management has initiated a small plant expansion, adding flotation cells and twinning the tailings line at El Cubo to take the plant capacity up to 2,000 tpd by Q4, 2015 for a $400,000 capital investment. El Cubo won first place in the first aid and benchman regional mine rescue competitions, out of 14 teams. El Cubo now moves on to participate in the Mexican national mine rescue competition.

At Terronera, a positive preliminary economic assessment was released in May. The study supports expectations that Terronera can be a profitable silver-gold mine with ample potential for growth of resources, expansion of operations and improvement of the economics. Results were as follows:

•	Total pre-production capital expenditures of $65.4 million
•	Construction period of approximately 12 months
•	Total operating revenue of $542 million from estimated sales of 20.4 million oz of silver and 138,500 oz of gold at $18 per oz silver and $1,260 per oz gold
•	Mine-life of 10.3 years
•	Total operating costs of $287 million at estimated mine-site cash operating costs of $3.93 per oz silver net of gold credits (silver:gold ratio 70:1) based on $83 per tonne total operating costs
•
Total sustaining capital costs of $75 million, including dry stack tailings and life of mine capital, exploration and G&A expenditures at estimated mine-site AIS costs of $7.60 per oz silver net of gold credits

•	Total pre-tax undiscounted cash flow of $115 million
•	Pre-tax base-case net present value (NPV) discounted 5% of $74.5 million
•	After-tax base-case NPV (5%) of $48.6 million
•	After-tax base-case internal rate of return (IRR) of 20.0%
•	After-tax base-case pay-back period of 3.7 years

A pre-feasibility study was initiated in January 2015 and advanced as planned to mid-year, including some infill drilling of the inferred resource and additional metallurgical testing to prepare concentrate samples for final flotation results. However, due to the recent drop in precious metal prices, management elected to slow down the pace of PFS expenditures and project permitting at Terronera. Assuming metal prices do not fall further, the PFS is now expected to be completed by January 2016.

Falling precious metal prices have required all three mines to continue focusing on cost reductions and operational efficiencies. This focus and the depreciation of the Mexican peso resulted in operations being ahead of cost guidance for the year. For the six months ended June 30, 2015, cash costs were $8.19 per oz and AIS costs were $15.09 per oz compared to already revised guidance of $9-10 per oz and $16.00-17.50 per oz respectively. Management expects the second half cost metrics to be similar to the first half, putting Endeavour on track to beat its revised cash cost and AIS cost guidance for 2015.

Financial Results

For the second quarter ended June 30, 2015, the Company generated revenue totaling $47.7 million (2014 - $54.8 million). During the quarter, the Company sold 1,912,595 silver oz and 13,797 gold oz at realized prices of $16.34 and $1,191 per oz respectively, compared to sales of 1,774,302 silver oz and 14,612 gold oz at realized prices of $20.10 and $1,308 per oz respectively in Q2, 2014.

After cost of sales of $40.9 million (2014 - $50.4 million), mine operating earnings amounted to $6.8 million (2014 –$4.4 million) from mining and milling operations in Mexico. Excluding depreciation and depletion of $9.4 million (2014 - $14.7 million), and share-based compensation of $0.2 million (2014- $0.2 million), mine operating cash flow before taxes was $16.4 million (2014 – $19.6 million) in Q2, 2015. Net losses were $1.0 million (2014 –$0.3 million) after exploration expense of $2.5 million (2014 – $2.8 million) and corporate general and administrative costs of $2.6 million (2014 – $3.5 million).

The falling Mexican peso and continued focus on cost reductions resulted in lower consolidated operating costs, which fell 20% to $82.80 per tonne in Q2, 2015. This resulted in lower cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), which decreased 13% to $8.60 per oz of payable silver compared to $9.87 per oz in Q2, 2014. Similarly the lower operating costs and lower exploration and development expenditures resulted in AIS costs (also a non-IFRS measure) decreasing 18% to $16.86 per oz compared to Q2, 2014. As a result, Endeavour is on track to beat its cash cost and AIS cost guidance for 2015.

Working capital at the end of Q2, 2015 was $26.7 million after using free cash flow to reduce LOC debt by $4 million to $25 million and increase cash holdings by $5.5 million to $31.8 million.

Conference Call

A conference call to discuss the results will be held on Thursday, August 6 at 10am PDT (1pm EDT). To participate in the conference call, please dial the following:

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: 1-604-638-5340

No pass-code is necessary to participate in the conference call.

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or 1-604-638-9010 outside of Canada and the US. The required pass-code is 4890 followed by the # sign. The audio replay and a written transcript will also be made available on the Company’s website at www.edrsilver.com.

About Endeavour – Endeavour is a mid-tier silver mining company focused on growing production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted nine consecutive years of accretive growth of its silver mining operations. Endeavour’s three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2014 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; fluctuations in the prices of commodities and their impact on reserves and resources as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.

COMPARATIVE HIGHLIGHTS

Three Months Ended June 30				Six Months Ended June 30
2015	2014	% Change	Q2 2015 Highlights	2015	2014	% Change
Production
1,805,569	1,669,609	8%	Silver ounces produced	3,625,619	3,568,608	2%
13,430	15,131	(11%)	Gold ounces produced	29,238	33,650	(13%)
1,761,926	1,620,189	9%	Payable silver ounces produced	3,531,850	3,464,354	2%
13,122	14,607	(10%)	Payable gold ounces produced	28,551	32,403	(12%)
2,745,669	2,728,779	1%	Silver equivalent ounces produced	5,672,279	5,924,108	(4%)
8.60	9.87	(13%)	Cash costs per silver ounce	7.88	7.21	9%
13.88	19.19	(28%)	Total production costs per ounce	13.43	15.93	(16%)
16.86	20.48	(18%)	All-in sustaining costs per ounce	15.09	16.05	(6%)
371,745	339,276	10%	Processed tonnes	752,537	685,801	10%
82.80	103.58	(20%)	Direct production costs per tonne	82.73	98.19	(16%)
11.05	13.24	(17%)	Silver co-product cash costs	10.85	11.74	(8%)
806	862	(6%)	Gold co-product cash costs	784	756	4%
Financial
47.7	54.8	(13%)	Revenue ($ millions)	98.8	107.8	(8%)
1,912,595	1,774,302	8%	Silver ounces sold	3,774,570	3,311,967	14%
13,797	14,612	(6%)	Gold ounces sold	29,596	31,057	(5%)
16.34	20.10	(19%)	Realized silver price per ounce	16.72	20.28	(18%)
1,191	1,308	(9%)	Realized gold price per ounce	1,207	1,307	(8%)
(1.0)	(0.3)	237%	Net earnings (loss) ($ millions)	0.4	3.7	(90%)
(1.0)	(0.3)	237%	Adjusted net earnings($ millions)	0.4	5.2	(93%)
6.8	4.4	57%	Mine operating earnings ($ millions)	15.9	15.7	2%
16.4	19.6	(17%)	Mine operating cash flow ($ millions)	36.0	45.1	(20%)
11.0	11.9	(8%)	Operating cash flow before working capital changes	24.8	30.2	(18%)
10.9	13.4	(19%)	Earnings before ITDA	27.2	32.7	(17%)
26.7	46.7	(43%)	Working capital ($ millions)	26.7	46.7	(43%)
Shareholders
(0.01)	0.00	N/A	Earnings per share – basic	0.00	0.04	(100%)
(0.01)	0.00	N/A	Adjusted earnings per share – basic	0.00	0.05	(93%)
0.11	0.12	(8%)	Operating cash flow before working capital changes per share	0.24	0.30	(19%)
101,976,901	101,336,743	1%	Weighted average shares outstanding	101,976,901	100,985,709	1%

ENDEAVOUR SILVER CORP.
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,	June 30	June 30,	June 30
	2015	2014	2015	2014

Operating activities
Net earnings (loss) for the period	$(974)	$(289)	$383	$3,748
Items not affecting cash:
Share-based compensation	1,114	1,473	1,594	1,932
Depreciation and depletion	9,457	14,776	19,975	28,931
Deferred income tax expense (recovery)	1,075	(4,644)	2,078	(6,918)
Unrealized foreign exchange loss (gain)	8	(20)	148	(23)
Mark-to-market loss (gain) on derivative liability	-	-	-	1,434
Mark-to-market loss (gain) on contingent liability	-	(14)	-	27
Finance costs	306	266	612	702
Write down of inventory to net realizable value	-	365	-	365
Net changes in non-cash working capital	8,078	1,497	(1,441)	319
Cash from (used in) operating activities	19,064	13,410	23,349	30,517

Investing activites
Property, plant and equipment expenditures	(9,352)	(10,798)	(18,017)	(20,032)
Cash used in investing activities	(9,352)	(10,798)	(18,017)	(20,032)

Financing activities
Repayment of revolving credit facility	(4,000)	(3,000)	(4,000)	(4,000)
Interest paid	(224)	(262)	(449)	(573)
Exercise of options and warrants	-	373	-	3,100
Cash from (used in) financing activites	(4,224)	(2,889)	(4,449)	(1,473)

Increase (decrease) in cash and cash equivalents	5,488	(277)	883	9,012
Effect of exchange rate change on cash and cash equivalents	(8)	20	(148)	22
Cash and cash equivalents, beginning of period	26,300	44,295	31,045	35,004
Cash and cash equivalents, end of period	$31,780	$44,038	$31,780	$44,038

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended June 30, 2015 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(expressed in thousands of US dollars, except for shares and per share amounts)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014

Revenue	$47,719	$54,774	$98,828	$107,774

Cost of sales:
Direct production costs	31,091	34,849	62,360	62,069
Royalties	243	278	491	612
Share-based compensation	167	219	240	287
Depreciation and depletion	9,382	14,709	19,836	28,782
Write down of inventory to net realizable value	-	365	-	365
	40,883	50,420	82,927	92,115

Mine operating earnings	6,836	4,354	15,901	15,659

Expenses:
Exploration	2,479	2,806	3,553	4,974
General and administrative	2,574	3,517	4,403	5,955
	5,053	6,323	7,956	10,929

Operating earnings (loss)	1,783	(1,969)	7,945	4,730

Mark-to-market loss/(gain) on derivative liabilities	-	-	-	1,434
Mark-to-market loss/(gain) on contingent liability	-	(14)	-	27
Finance costs	354	256	667	702

Other income (expense):
Foreign exchange	(704)	445	(1,371)	188
Investment and other income	330	83	684	267
	(374)	528	(687)	455

Earnings (loss) before income taxes	1,055	(1,683)	6,591	3,022

Income tax expense (recovery):
Current income tax expense	954	3,250	4,130	6,192
Deferred income tax expense (recovery)	1,075	(4,644)	2,078	(6,918)
	2,029	(1,394)	6,208	(726)

Net earnings (loss) for the period	(974)	(289)	383	3,748

Other comprehensive income (loss), net of tax
Net change in fair value of available for sale investments	256	68	660	76

Comprehensive income (loss) for the period	$(718)	$(221)	$1,043	$3,824

Basic earnings (loss) per share based on net earnings	$(0.01)	$(0.00)	$0.00	$0.04
Diluted earnings (loss) per share based on net earnings	$(0.01)	$(0.00)	$0.00	$0.04

Basic weighted average number of shares outstanding	101,976,901	101,336,743	101,976,901	100,985,709
Diluted weighted average number of shares outstanding	101,976,901	101,336,743	101,976,901	101,920,835

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended June 30, 2015 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of US dollars)

	June 30,	December 31,
	2015	2014

ASSETS

Current assets
Cash and cash equivalents	$31,780	$31,045
Investments	1,446	786
Accounts receivable	16,561	19,715
Inventories	19,173	21,604
Prepaid expenses	2,348	2,656
Total current assets	71,308	75,806

Non-current deposits	938	1,048
Deferred income tax asset	7,169	6,253
Mineral properties, plant and equipment	182,111	182,730
Total assets	$261,526	$265,837

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$16,019	$17,408
Finance lease obligation	699	-
Income taxes payable	2,876	8,181
Revolving credit facility	25,000	29,000
Total current liabilities	44,594	54,589

Provision for reclamation and rehabilitation	6,549	6,496
Deferred income tax liability	15,473	12,479
Total liabilities	66,616	73,564

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 101,976,901 shares (Dec 31, 2014 - 101,976,901 shares)	367,853	367,853
Contributed surplus	8,335	8,430
Accumulated comprehensive income (loss)	(4,098)	(4,758)
Retained earnings (deficit)	(177,180)	(179,252)
Total shareholders' equity	194,910	192,273
Total liabilities and shareholders' equity	$261,526	$265,837

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended June 30, 2015 and the related notes contained therein.